# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Epsilon Energy Ltd., CIK 0001726126
CUSIP: 294375209
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 500 Dallas Street, Suite 1250, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 11/14/2025
Filed by CIK 0001667954
Persons authorized to receive notices and communications: Bryan H. Lawrence, Yorktown Partners LLC, 410 Park Avenue, 20th Floor, New York, New York (NY), 10022, (212) 515-2112; Jesse E. Betts, Willkie Farr & Gallagher LLP, 2828 Routh Street, Dallas, Texas (TX), 75201, (214) 233-4537

## Reporting persons
- Yorktown Energy Partners XI, L.P. (CIK 0001667954): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,869,560; sole dispositive power 0; shared dispositive power 2,869,560; aggregate amount beneficially owned 2,869,560 (9.57% of the class)
  Comment: (1) The percent of class represented by the amount in Row (11) is based on 29,983,549 Common Shares of the Issuer issued and outstanding as follows: 22,067,213 Common Shares issued and outstanding as of November 4, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 5, 2025, plus 5,681,489 Common Shares issued on November 14, 2025 as reported in the Issuer's Form 8-K filed with the SEC on November 14, 2025, plus 2,234,847 Common Shares issued on November 20, 2025.
- Yorktown XI Company LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,869,560; sole dispositive power 0; shared dispositive power 2,869,560; aggregate amount beneficially owned 2,869,560 (9.57% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. As a result, Yorktown XI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP disclaims beneficial ownership of the securities owned by Yorktown Energy Partners XI, L.P. in excess of its pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 29,983,549 Common Shares of the Issuer issued and outstanding as follows: 22,067,213 Common Shares issued and outstanding as of November 4, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2025, plus 5,681,489 Common Shares issued on November 14, 2025 as reported in the Issuer's Form 8-K filed with the SEC on November 14, 2025, plus 2,234,847 Common Shares issued on November 20, 2025.
- Yorktown XI Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,869,560; sole dispositive power 0; shared dispositive power 2,869,560; aggregate amount beneficially owned 2,869,560 (9.57% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. and Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners XI, L.P. in excess of their pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 29,983,549 Common Shares of the Issuer issued and outstanding as follows: 22,067,213 Common Shares issued and outstanding as of November 4, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2025, plus 5,681,489 Common Shares issued on November 14, 2025 as reported in the Issuer's Form 8-K filed with the SEC on November 14, 2025, plus 2,234,847 Common Shares issued on November 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Epsilon Energy Ltd.
Address of issuer's principal executive offices: 500 Dallas Street, Suite 1250, Houston, Texas (TX), 77002

## Item 2. Identity and Background
Name of person filing: This statement is filed by Yorktown Energy Partners XI, L.P., a Delaware limited partnership ("Yorktown XI"), Yorktown XI Company LP, a Delaware limited partnership ("Yorktown XI Co"), and Yorktown XI Associates LLC, a Delaware limited liability company ("Yorktown XI Associates"and together with Yorktown XI and Yorktown XI Co, the "Reporting Persons").
Residence or business address: The principal business address of each of the Reporting Persons is 410 Park Avenue, 20th Floor, New York, New York 10022.
Present principal occupation or employment: The principal business of Yorktown XI is investing in equity securities of energy companies. The principal business of Yorktown XI Co is managing Yorktown XI. The principal business of Yorktown XI Associates is managing Yorktown XI Co. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto as Exhibit 99.1, which Schedule is hereby incorporated by reference.
Criminal convictions in the last five years: None of the Reporting Persons or the persons identified on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or the persons identified on Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: All of the persons identified on Schedule 1 are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As further described in the Current Report on Form 8-K filed by the Issuer on August 13, 2025, on August 11, 2025, the Issuer and its wholly owned subsidiary, Epsilon Energy USA, Inc. ("Epsilon USA"), entered into a Membership Interest Purchase Agreement (the "Peak E&P Agreement") with Peak Exploration & Production, LLC ("Peak E&P"), the Sellers party thereto, including Yorktown XI, and Yorktown XI (as Sellers' Representative). Pursuant to the Peak E&P Agreement, the Sellers agreed to sell to Epsilon USA all of the issued and outstanding membership interests in Peak E&P (the "Peak E&P Interests"), with the transfer of certain financial benefits and burdens of Peak E&P's assets effective as of January 1, 2025 (the "Effective Time"), and the closing to occur on the terms and subject to the conditions set forth in the Peak E&P Agreement.

Also, on August 11, 2025, the Issuer and Epsilon USA entered into a Membership Interest Purchase Agreement (the "Peak BLM Agreement") with Yorktown XI and Peak BLM Lease LLC ("Peak BLM"). Pursuant to the Peak BLM Agreement, Yorktown XI agreed to sell to Epsilon USA all of the issued and outstanding membership interests in Peak BLM (the "Peak BLM Interests"), with the transfer of certain financial benefits and burdens of Peak BLM's assets effective as of the Effective Time, and the closing to occur on the terms and subject to the conditions set forth in the Peak BLM Agreement.

The closing under the Peak E&P Agreement and the Peak BLM Agreement took place on November 14, 2025 (the "Closing Date") pursuant to which Yorktown XI transferred the Peak E&P Interests and the Peak BLM Interests owned by Yorktown XI for consideration consisting of 634,713 Common Shares.
Pursuant to the terns of the Peak BLM Agreement, Yorktown XI received 2,500,000 additional Common Shares on November 20, 2025.

The foregoing description of the transactions under the Peak E&P Agreement and the Peak BLM Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Peak E&P Agreement, filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 13, 2025, and incorporated herein by reference, and the Peak BLM Agreement, filed as Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed with the SEC on August 13, 2025, and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Director Appointment

Pursuant to the terms of the Peak E&P Agreement, on the Closing Date, Bryan H. Lawrence, one of the Managing Members of Yorktown XI Associates, was appointed to the Board of Directors of the Issuer.

Registration Rights Agreement

On November 14, 2025, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Reporting Persons and other selling shareholders party thereto, pursuant to which, the Issuer agreed, on the terms set forth therein, to file with the SEC a registration statement on Form S-3 (the "Registration Statement") to permit the public resale of a certain number of Common Shares by the selling shareholders from time to time as permitted by Rule 415 under the Securities Act of 1933, as amended. The Issuer agreed to use its commercially reasonable efforts to cause such Registration Statement to become and remain effective and to be supplemented and amended to the extent necessary to ensure that such registration statement is available (or if it is not available, that another registration statement is available) for the resale by the selling shareholders of all the Common Shares registered thereunder at all times until the earliest to occur of: (i) the date on which the selling shareholders have resold all registrable securities covered thereby or (ii) the date on which the registrable securities cease to be registrable securities (as defined in the Registration Rights Agreement).

Furthermore, under the Registration Rights Agreement, certain of the selling shareholders have certain underwritten offering demand rights and piggyback rights with respect to certain underwritten offerings conducted by the Issuer for its own account or for the account of other selling shareholders. The Registration Rights Agreement contains customary indemnification and contribution obligations of the Issuer for the benefit of the selling shareholders and vice versa (provided, however, that the indemnification and contribution obligation of each selling shareholder is limited to the net proceeds received by a selling shareholder from the sale of the registered Common Shares pursuant to the registration statement.

Pursuant to the Registration Rights Agreement, the Issuer will pay the Registration Expenses (as defined therein) associated with the registration and sale of the offered Common Shares by the selling shareholders. The selling shareholders will pay all other expenses, including underwriting fees, discounts or commissions, any out-of-pocket expenses (other than fees and expenses incurred in connection with complying with state securities or blue sky laws) of the selling shareholders and the fees and disbursements of any underwriter.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 14, 2025, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes, and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

In determining from time to time whether to acquire more securities of the Issuer, sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

In addition, the Reporting Persons at any time and from time to time, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer's board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Issuer's board of directors.

Except for the matters set forth in Items 3, 5 and the "Director Appointment" and "Registration Rights Agreement" paragraphs of this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of November 14, 2025, each of the Reporting Persons beneficially owns 2,869,560 Common Shares of the Issuer, representing 9.57% of the issued and outstanding Common Shares of the Issuer (based on 29,983,549 Common Shares of the Issuer issued and outstanding as follows: 22,067,213 Common Shares issued and outstanding as of November 4, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2025, plus 5,681,489 Common Shares issued on November 14, 2025 as reported in the Issuer's Form 8-K filed with the SEC on November 14, 2025, plus 2,234,847 Common Shares issued on November 20, 2025). Each Reporting Person, as well as the executive officers, directors or other control persons of the Reporting Persons set forth on Schedule 1 attached hereto, disclaims beneficial ownership of the reported Common Shares except to the extent of such Reporting Person's pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Shares for the purposes of Section 13(d) of the Act or any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: As of November 14, 2025, Yorktown XI directly owns, or expects to receive within 60 days, 2,869,560 Common Shares of the Issuer. Yorktown XI Co is the sole general partner of Yorktown XI. Yorktown XI Associates is the sole general partner of Yorktown XI Co. Yorktown XI Associates has the sole power to cause Yorktown XI Co to cause Yorktown XI to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI.
Transactions in the class effected during the past sixty days: Except as otherwise described herein or in any exhibit filed hereunder, none of the Reporting Persons have effected any transaction in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

In addition, in connection with the transactions contemplated by the Peak E&P Agreement, Yorktown XI agreed to enter into a lock-up agreement ("Lock-Up Agreement") with respect to the Common Shares. Under the Lock-Up Agreement, during the period beginning from the Closing Date and continuing to and including the date 180 days after the Closing Date (the "Restricted Period"), Yorktown XI will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Common Shares, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares, whether now owned or hereinafter acquired, owned directly by the Reporting Persons (including holding as a custodian) or with respect to which the Reporting Person has beneficial ownership within the rules and regulations of the SEC The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Executive Officers, Directors or Other Control Persons of the Reporting Persons*

Exhibit 99.2 Membership Interest Purchase Agreement dated August 11, 2025, among the Sellers party thereto, Peak Exploration & Production, LLC, Epsilon Energy USA, Inc., Epsilon Energy Ltd., and Yorktown Energy Partners XI, L.P. (as Sellers' Representative) (Incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on August 13, 2025).

Exhibit 99.3 Membership Interest Purchase Agreement dated August 11, 2025, among Yorktown Energy Partners XI, L.P., Peak BLM Lease LLC, Epsilon Energy USA, Inc., and Epsilon Energy Ltd. (incorporated by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed on August 13, 2025).

Exhibit 99.4 Registration Rights Agreement dated as of November 14, 2025, by and among Epsilon Energy, Ltd., an Alberta corporation, and the several shareholders signatory thereto (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on November 14, 2025).

Exhibit 99.5 Lock-Up Agreement dated November 14, 2025.*

*Filed herewith.

## Signatures
- Yorktown Energy Partners XI, L.P.: /s/ Bryan H Lawrence, Managing Member of the general partner of the general partner (11/21/2025)
- Yorktown XI Company LP: /s/ Bryan H Lawrence, Managing Member of the general partner (11/21/2025)
- Yorktown XI Associates LLC: /s/ Bryan H Lawrence, Managing Member of the general partner (11/21/2025)